Exhibit 99.1

Postmedia Announces Board Nominees

TORONTO--(BUSINESS WIRE)--November 25, 2015--Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is pleased to announce four new nominees to its Board of Directors to be voted on at its upcoming Annual and Special Meeting of Shareholders (the “Annual Meeting”) to be held on Wednesday, January 13, 2016 at 2:00 p.m. in Toronto.

New Board Member Nominees
Stephanie Coyles (Toronto) is a Senior Advisor serving private equity and business consulting clients, particularly in the area of advanced analytics and digital transformation. She was SVP and Chief Strategic Officer of LoyaltyOne, Inc. from 2008 to 2012 and spent most of her career as a management consultant and eventually, as a partner at McKinsey & Company Canada from 1990 to 2008. Mrs. Coyles has more than two decades of experience in helping boost bottom-line results for a wide array of North American retail, financial services, telecom and consumer packaged goods companies.

Wendy Henkelman (Calgary) is a corporate director with extensive experience in all aspects of the finance function including treasury, taxation, information systems, internal controls and risk management. She has held executive positions in major oil and gas companies including as the VP, Treasury and Compliance with Penn West Exploration and Country Tax Manager at Shell Canada. She began her career with KPMG, progressing from the audit function to manager in the income tax group.

Mitch Joel (Montreal) is President of Mirum Canada Agency Inc., a J. Walter Thompson and WPP-owned digital marketing agency (formerly Twist Image). Marketing Magazine dubbed Mitch the "Rock Star of Digital Marketing" and called him "one of North America's leading digital visionaries." Mr. Joel is also a published author, professional speaker and regular columnist for a variety of newspapers and magazines. He is also a past chairman of the board of directors of the Canadian Marketing Association and a former board member of the Interactive Advertising Bureau of Canada and currently acts as chair of the Digital Marketing Council for the Canadian Marketing Association.

Ted S. Lodge (New York) is a Partner of GoldenTree Asset Management LP, which he joined in 2007. GoldenTree is an asset management company specializing in corporate and structured credit markets. In accordance with a nominating agreement that the Company entered into with GoldenTree in July 2010, Mr. Lodge has been proposed by GoldenTree to succeed Mr. Steven Shapiro, a founding partner of GoldenTree and its previous nominee to the Postmedia board, who served as a director of the Company since July 12, 2010. For more information about the nominating agreement, see the Company’s Management Information Circular dated November 25, 2015, which can be found on the Company’s website at www.postmedia.com/investors/financial-reports/annual-filings/, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

Current Board Members
The following current board members will be standing for reelection at the Annual Meeting:
Rod Phillips (Chair)
Paul Godfrey (Director)
Charlotte Burke (Director)
Martin Nisenholtz (Director)
Graham Savage (Director)
Peter Sharpe (Director)
Robert Steacy (Director)

Current board members not standing for reelection are Steven Shapiro, Hugh Dow and Jane Peverett.

“On behalf of Postmedia’s board and management, I would like to sincerely thank Hugh Dow, Jane Peverett and Steven Shapiro for their contributions to the board,” said Rod Philips, Chair, Postmedia Network Canada Corp. “Hugh and Steven were both early members of Postmedia’s board and have provided important contributions and insights during their tenure. Jane has also been a valuable and respected member of our board, and we would like to congratulate her on her recent appointment to the board of Hydro One.”

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., a Canadian newsmedia company representing more than 200 brands across multiple print, online, and mobile platforms. Award-winning journalists and innovative product development teams bring engaging content to millions of people every week whenever and wherever they want it. This exceptional content, reach and scope offers advertisers and marketers compelling solutions to effectively reach target audiences. For more information, visit www.postmedia.com.

CONTACT:
Postmedia Network
Phyllise Gelfand, 416-442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb, 416-383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com